STONE HARBOR EMERGING MARKETS TOTAL INCOME FUND

31 West 52nd Street, 16th Floor

New York, New York 10019

October 22, 2012

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Mr. John Grzeskiewicz

Re:                               Stone Harbor Emerging Markets Total Income Fund (the “Fund”)

Registration Statement on Form N-2 (File Nos. 811-22716 and 333-182200)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to 9:00 a.m. on Thursday, October 25, 2012, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund also brings to your attention that pursuant to Rule 430A under the Securities Act, the form of prospectus (including the statement of additional information) filed as part of the Fund’s registration statement on Form N-2 omits certain information, including information with respect to the public offering price, discounts or commissions to dealers, amount of proceeds and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

Very truly yours,

STONE HARBOR EMERGING MARKETS TOTAL INCOME FUND

By:	/s/ Peter J. Wilby
Name:	Peter J. Wilby
Title:	President and Chief Executive Officer